Exhibit 4.13

SHARE PURCHASE AGREEMENT

This Agreement (this “Agreement”) is entered into as of June 30, 2011 (the “Effective Date”) by and between ViryaNet Ltd., with offices at 8 HaMarpe St., Har Hotzvim P.O. Box 45041, Jerusalem 91450, Israel (the “Company”), and Jerusalem Technology Investments Ltd., with offices at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center (Round Building) Tel Aviv 67021, Israel (the “Investor”).

WHEREAS,	The Company is in need of cash to fund its operations; and

WHEREAS,	The Investor has agreed to invest in the Company an amount of US$ 250,000, of which an amount of US$ 50,000 (the “Advance Payment”) has already been transferred by the Investor to the Company, pursuant to the terms and conditions of this Agreement.

NOW THEREFORE, the parties hereto agree as follows:

1.	Preamble

The preamble and the appendixes to this Agreement shall constitute an integral and binding part thereof.

2.	The Investment; Issuance of Ordinary Shares;

Subject to the terms and conditions of this Agreement, the Company agrees to issue and allot to the Investor, and the Investor agrees to purchase from the Company, an amount of 250,000 Ordinary Shares of the Company, per each such share (the “Ordinary Shares”), in consideration for a price per share equal to US$ 1.00 for each such Ordinary Share and an aggregate purchase price amount of US$ 250,000 (the “Purchase Price”). The Ordinary Shares issued by the Company shall have all rights and privileges assigned to all of the Company’s Ordinary Shares. The Ordinary Shares have not been registered under the U.S. Securities Act of 1933 Act (the “Securities Act”), or any other securities laws.

50,000 Ordinary Shares, representing Ordinary Shares issued to the Investor in consideration for the Advance Payment, shall be issued to the Investor by the Company at the Effective Date, and the Company shall provide a share certificate to the Investor representing the number of Ordinary Shares so purchased by the Investor at the Effective Date.

3.	Closing

Within 31 days from the Effective Date, the Investor shall cause the transfer to the Company of the Purchase Price, minus the Advance Payment, via wire transfer, to the account designated by the Company, in New Israeli Shekels, US dollars, or such other form of payment, or another currency, as is mutually agreed upon by the Company and such Investor (the “Closing”). The Company shall provide a share certificate to the Investor representing the number of Ordinary Shares purchased by the Investor hereunder at the Closing.

4.	Representations and Warranties

The Company represents and warrants to the Investor as follows:

(a)	Corporate Organization. The Company is a corporation duly organized and validity existing under the laws of the state of Israel.

(b)	Power and Authority. The Company has the requisite power and authority to enter into this Agreement and to perform this Agreement and the transactions contemplated hereby according to the terms hereof.

(c)

Due Authorization. The Board of Directors and the shareholders of the Company have taken all actions required to be taken by law, the Company’s governing documents or otherwise, to authorize the execution, delivery and performance of this Agreement and this Agreement constitutes valid and legally binding obligations of the Company, enforceable in accordance with their respective terms. Schedule A contains true copies of the protocols of the meetings of the Company’s Board of Directors and Audit Committee of the Board of Directors, approving the transaction contemplated hereby.

(d)	The Ordinary Shares. The Ordinary Shares issued under this Agreement will be duly authorized, validly issued, fully paid, non-assessable, and will have the rights, preferences, privileges and restrictions set forth in the Articles of Association of the Company in force as of the Effective Date and will be free and clear of any liens, claims, encumbrances or third party rights of any kind and duly registered in the name of the Investor in the Company’s share register.

5.	Representations and Warranties of the Investor.

The Investor represents and warrants to the Company as follows:

(a)	Disclosure of Information. The Investor has carefully reviewed the representations concerning the Company contained in this Agreement, it is an experienced investor, has had an opportunity to perform legal and financial due diligence and to discuss the Company’s business, management and financial affairs with the Company’s management and to ask for and receive materials from the Company.

(b)	Authorization. The Investor has full power and authority to enter into this Agreement, and to carry out its provisions. This Agreement, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with its terms.

(c)	Brokers or Finders. The Investor has not entered into any engagement with any broker, finder, financial adviser or anyone acting in any similar capacity that would obligate the Company to pay a fee to any such person in connection with this Agreement or any of the transactions contemplated hereby.

(d)	Experience; Accredited Investor. (i) The Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to an investment decision like that involved in the investment in the Company contemplated by this Agreement, without limitation of the Company’s representations and warranties included herein, has requested, received, reviewed and considered all information the Investor deems relevant in making an informed decision to enter into this Agreement and perform the transactions contemplated hereby, and has had the opportunity to ask questions of and receive answers from the Company concerning such information;

(ii) The Investor is acquiring the Ordinary Shares issued hereunder for its own account with no present intention of distributing any of such Ordinary Shares, and it does not have any current arrangement or understanding with any other persons regarding the distribution of such securities (this representation and warranty not limiting the Investor’s right to sell or distribute in compliance with the Securities Act, and the rules and regulations thereunder); and

(iii) The Investor is an accredited investor within the meaning of Rule 501 (a) promulgated under the Securities Act.

6.	General

(a)	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties hereto actually executing such counterpart, and all of which together shall constitute one and the same instrument.

(b)	No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

(c)	Any term of this Agreement may be amended and the observance of any term hereof may be waived only with the written and signed consent of the Company and the Investor.

(d)	This Agreement shall be construed and enforced in accordance with, and the rights of the parties hereto shall be governed by, the laws of the State of Israel without regard to Israel’s laws pertaining to conflict of laws.

(e)	All notices and other communications required or permitted to be given under this Agreement shall be in writing, reference this Agreement and addressed to the party’s address as specified above. A Notice shall be deemed given when (i) actually delivered; (ii) sent by confirmed facsimile, (iii) sent by email which has been acknowledged by the receiving party, or (iv) 14 days after having been sent by registered or certified mail, return receipt requested, postage prepaid.

IN WITNESS WHEREOF, each of the parties have caused this Agreement to be executed as of the day and year first written above.

Company
By:	Nati Perry
Its:	Director